# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC., CIK 0001951667
CUSIP: 16307X400
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 10/09/2026
Filed by CIK 0001991920
Persons authorized to receive notices and communications: Huan Liu, 8707 Research Drive, Irvine, California (CA), 92618, (949) 740-7799

## Reporting persons
- Huan Liu (CIK 0001991920): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 101,340; shared voting power 18; sole dispositive power 101,340; shared dispositive power 18; aggregate amount beneficially owned 101,358 (7.1% of the class)
  Comment: Note to Row 7 and Row 9: On October 9, 2026, the Issuer closed a private placement transaction with the Reporting Person, pursuant to which the Reporting Person purchased 100,000 shares of the Issuer's Class B common stock, par value $0.0001 per share, at a purchase price of $3.30 per share. Immediately prior to the transaction, the Reporting Person directly held 1,340 shares of the Issuer's Class B common stock. Accordingly, the Reporting Person directly holds 101,340 shares of the Issuer's Class B common stock as of the date hereof.
  
  Note to Row 8 and Row 10: Represents 18 shares of the Issuer's Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon conversion of 18 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED as of the date hereof. The Reporting Person is the sole shareholder of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED. Accordingly, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED.
  
  Note to Row 13: The percentage of class is calculated based on 1,332,087 shares of Class A common stock outstanding as of October 9, 2026, as provided by the Issuer to the Reporting Person. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of (i) 1,332,087 shares of Class A common stock outstanding as of October 9, 2026, (ii) 18 shares of Class A common stock issuable to FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED upon conversion of its 18 shares of Class B common stock, (iii) 1,340 shares of Class A common stock issuable to the Reporting Person upon conversion of the 1,340 shares of Class B common stock held by the Reporting Person immediately prior to the October 9, 2026 private placement, and (iv) 100,000 shares of Class A common stock issuable to the Reporting Person upon conversion of the 100,000 shares of Class B common stock acquired in the October 9, 2026 private placement.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC.
Address of issuer's principal executive offices: 8707 Research Drive, Irvine, California (CA), 92618
Comment: Item 1 of the Schedule 13D is hereby amended and restated to reflect the new CUSIP number assigned to the Issuer's Class A common stock in connection with the September 2026 Reverse Stock Split (as defined in Item 4 below).

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed by Mr. Huan Liu (the "Reporting Person").
Residence or business address: The business address of Huan Liu is 8707 Research Drive, Irvine, California 92618.
Present principal occupation or employment: Huan Liu is the Chief Executive Officer, Interim Chief Financial Officer, Director, and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the past five years, Huan Liu has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, Huan Liu has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Huan Liu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF, $330,000. The Reporting Person used personal funds to purchase the 100,000 shares of Class B common stock described in this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Prior to the 1-for-200 reverse stock split of the Issuer's common stock that became effective on April 20, 2026 (the "April 2026 Reverse Stock Split"), Huan Liu, Chief Executive Officer, Interim Chief Financial Officer, Director, and Chairman of the Board of Directors of the Issuer, beneficially owned shares of the Issuer's Class A common stock issuable upon conversion of shares of Class B common stock held directly by him and by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, of which the Reporting Person is the sole shareholder. The Reporting Person's prior acquisitions, including the stock awards granted in 2024 and 2025 and the June 15, 2026 private placement, are described in Amendment No. 3 to this Schedule 13D filed on June 17, 2026 and are incorporated herein by reference.

Following the April 2026 Reverse Stock Split and the June 15, 2026 private placement, the Reporting Person directly held 200,877 shares of Class B common stock and FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED held 2,579 shares of Class B common stock.

On September 21, 2026, the Issuer effected a 1-for-150 reverse stock split of its Class A common stock and Class B common stock (the "September 2026 Reverse Stock Split"), which became market effective on September 28, 2026. No fractional shares were issued in connection with the September 2026 Reverse Stock Split, and fractional shares were rounded up to the nearest whole share at the participant level. Following the September 2026 Reverse Stock Split and adjustment for the treatment of fractional shares, immediately prior to the transaction described below, the Reporting Person directly held 1,340 shares of Class B common stock and FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED held 18 shares of Class B common stock.

On October 7, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Reporting Person pursuant to which the Issuer agreed to issue and sell to the Reporting Person 100,000 shares of Class B common stock at a purchase price of $3.30 per share, for an aggregate purchase price of $330,000. The transaction closed on October 9, 2026. The Reporting Person used personal funds and acquired the shares for investment purposes.

The information set forth on the cover page of this Amendment is hereby incorporated by reference into this Item 4. Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the matters described in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 101,358 shares of Class A common stock, consisting of 101,340 shares of Class A common stock issuable upon conversion of 101,340 shares of Class B common stock directly held by the Reporting Person and 18 shares of Class A common stock issuable upon conversion of 18 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED. Such shares represent approximately 7.1% of the Class A common stock. The percentage of class is calculated based on 1,332,087 shares of Class A common stock outstanding as of October 9, 2026, as provided by the Issuer to the Reporting Person, and in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 101,340 shares of Class B common stock of the Issuer. The Reporting Person has shared voting and dispositive power over 18 shares of Class B common stock held by FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED, a British Virgin Islands company, which is 100% owned by the Reporting Person. The registered address of FAIRVIEW EASTERN INTERNATIONAL HOLDINGS LIMITED is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, the British Virgin Islands.
Transactions in the class effected during the past sixty days: On October 9, 2026, the Reporting Person purchased 100,000 shares of Class B common stock directly from the Issuer in a private placement at a purchase price of $3.30 per share, for an aggregate purchase price of $330,000. Other than as described herein, the Reporting Person has not effected any transactions in the Issuer's securities during the 60 days preceding the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On October 7, 2026, the Issuer and the Reporting Person entered into the Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to the Reporting Person 100,000 shares of Class B common stock at a purchase price of $3.30 per share, for aggregate gross proceeds of $330,000. The transaction closed on October 9, 2026. The foregoing description is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference as described in Item 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Securities Purchase Agreement, dated October 7, 2026, by and between Cheetah Net Supply Chain Service Inc. and Huan Liu, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2026.

## Signatures
- Huan Liu: /s/ Huan Liu, Huan Liu (10/13/2026)